BOSCO HOLDINGS, INC.

26 Utkina Street, Suite 10

Irkutsk, Russia 664007

April 12, 2010

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:  Jenn Do, Division of Corporate Finance

Dear Sirs:

Re: Form 10-K for the fiscal year ended March 31, 2009

and Forms 10-Q for the interim periods ended June 30, 2009 and September 30, 2009

Further to your letter dated January 21, 2010 regarding the above noted filings, we respond to your comments as follows:

General

1. As previously requested, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hereby acknowledge that:

• we are responsible for the adequacy and accuracy of the disclosure in our filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. Please tell us when you expect to file the amended Form 10-K for the year ended March 31, 2009.

We are filing our amended Form 10-K for the year ended March 31, 2009, including an audit report from our current independent accountants, concurrently with this correspondence.

Form 10-Q for the period ended June 30, 2009

Item IV. Controls and Procedures, page 17

3. We have read your response to comment 5 in our letter dated October 30, 2009.  Please confirm that you will amend your June 30, 2009 Form 10-Q to address the discrepancy related to your disclosure control and procedures; that is, that disclosure controls and procedures were not effective at the reasonable assurance level as of June 30, 2009, due to the material weaknesses as disclosed in the December 31, 2008 Form 10-K. Please tell us when you expect to file this amended Form 10-Q.

We have filed our amended Form 10-Q for the period ended June 30, 2009 concurrently with this correspondence.  In this filing, we have disclosed that our disclosure controls and procedures were not effective at the reasonable assurance level as of June 30, 2009 due to the material weaknesses as disclosed in our Form 10-KSB for the year ended March 31, 2008 and our Form 10-K for the year ended March 31, 2009.

Form 10-Q for the period ended September 30, 2009

Item IV. Controls and Procedures, page 17

4. We note from page 18 that there were no changes in your internal control over financial reporting during the period ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Given there were no such change, it is not clear how management may appropriately conclude that disclosure controls and procedures were effective at the reasonable assurance level for the period ended September 30, 2009, when you have told us that disclosure controls and procedures were not effective as of June 30, 2009.  Please advise or amend your September 30, 2009 Form 10-Q accordingly.

Our disclosure on page 18 of our Form 10-Q should indicate that our disclosure controls and procedures were not effective and were not operating at the reasonable assurance level as of the end of the noted period.  The same weaknesses disclosed in our annual report on Form 10-K for the fiscal year ended March 31, 2009 were in existence at the end of the September 30, 2009 quarter. Accordingly, we have concurrently filed an amended Form 10-Q for period with this correspondence that provides this proper disclosure.

We have also filed an amended version of our Form 10-Q for the period ended December 31, 2009 that addresses your comments concerning these previous filings.

Yours truly,

BOSCO HOLDINGS, INC.

/S/ ALEXANDER DANNIKOV

ALEXANDER DANNIKOV